

Independent Accountant's Review Report

To the Board of Directors
Trieu Technologies, Inc.

I have reviewed the accompanying financial statements of Trieu Technologies, Inc., which comprise the balance sheet as of May 31, 2020 and the related statement of income, changes in owners' equity, and cash flows for the period then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

Charlene D. Moultrie

CDM Financials, LLC
Fairburn, GA
June 23, 2020

TRIEU TECHNOLOGIES, INC
REVIEWED BALANCE SHEET
AS OF MAY 31, 2020

ASSETS

Cash	$	3,514
Fixed Assets		509
Other Assets		25
TOTAL ASSETS	**$**	**4,048**

LIABILITIES AND OWNER'S EQUITY

LIABILITIES

Shareholder Loan		15,100
Total Liabilities		15,100

STOCKHOLDERS' EQUITY

Retained Earnings		(11,052)
Total Owner's Equity	$	(11,052)
TOTAL LIABILITIES AND OWNER'S EQUITY	**$**	**4,048**

See accompanying Accountant's Review Report

TRIEU TECHNOLOGIES, INC
REVIEWED STATEMENT OF OPERATIONS
FOR THE PERIOD ENDING MAY 31, 2020

REVENUE

Sales	$	8,587
TOTAL REVENUE	$	8,587

EXPENSES		
License Fees	$	8,781
Advertising		4,264
Utilities		1,483
Salary and Wages		1,191
Legal and Professional		669
Repairs and Maintenance		600
Shipping		588
Office Supplies		585
Graphic Designing		555
Contractors		446
Auto Expense		118
Accounting		100
Dues and Subscriptions		62
Meals and Entertainment		60
Toll Expense		60
Bank Charges		45
Travel		32
TOTAL EXPENSES	$	19,639

NET LOSS	$	(11,052)

See accompanying Accountant's Review Report

TRIEU TECHNOLOGIES, INC
REVIEWED STATEMENT OF OWNER'S EQUITY
FOR THE PERIOD ENDING MAY 31, 2020

Balance December 31, 2019	$	-
Net (Loss)		(11,052)
Balance May 30, 2020	$	(11,052)

See accompanying Accountant's Review Report

TRIEU TECHNOLOGIES, INC
REVIEWED STATEMENT OF CASH FLOWS
AS OF MAY 31, 2020

OPERATING ACTIVITIES

Net Loss	$	(11,052)
Change in Other Current Assets		(25)
Net Cash Used for Operating Activities		(11,077)

INVESTING ACTIVITIES

Purchase of Fixed Assets		(509)
Net Cash Used for Investing Activities		(509)

FINANCING ACTIVITIES

Proceeds from Shareholder Loan		15,100
Net Cash Provided by Investing Activities		15,100
Net Change in Cash		3,514
Cash at Beginning of Period		-
Cash at End of Period	$	3,514

See accompanying Accountant's Review Report

TRIEU TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD ENDING MAY 31, 2020

Note 1 - Nature of Business

Trieu Technologies, Inc. was established on March 17, 2020 as a C Corporation in the State of Illinois. The company provides hospital grade disinfectants made from non toxic ingredients to distributors, retail stores and online sellers.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting
The financial statements for Trieu Technologies, Inc. were prepared using the accrual basis of accounting. Under this method income is recorded when earned and expenses are recorded when incurred.

Reporting Period
For tax and reporting purposes, Trieu Technologies, Inc. operates on a calendar year consisting of a full twelve months beginning with January 1 and ending December 31.   The interim statements presented represent the business activity for the period January 1 - May 31, 2020.

Note 3 - Advertising Expense

Trieu Technologies, Inc. accounts for advertising expense in accordance with SOP 93-7 'Reporting of Advertising Cost'. Accordingly, advertising that does not provide a future benefit should be expensed as incurred. For the period ending May 31, 2020 Trieu Technologies, Inc. has expensed all advertising expense incurred.

Note 4 - Provision for Income Taxes

During 2020, Trieu Technologies, Inc. elected C Corporation status under the Internal Revenue Service code. For the period ending May 31, 2020, the company has reported a net loss of $11,052. Accordingly, no income tax provisions have been made on these financial statements.

NOTE 5 – Subsequent Events

Trieu Technologies, Inc. has evaluated subsequent events through the date which the financial statements were available to be issued, and no such events have occurred.